Exhibit 99.1

Deutsche Bank

Aktiengesellschaft

Frankfurt am Main

– ISIN DE 0005140008 –

We take pleasure in inviting our shareholders to the

Ordinary General Meeting

in the Festhalle, Messe Frankfurt,

Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main,

convened for

Thursday, May 31, 2012, 10 a.m.

Agenda

1.	Presentation of the established Annual Financial Statements and Management Report (including the explanatory report on disclosures pursuant to §289 (4) German Commercial Code) for the 2011 financial year, the approved Consolidated Financial Statements and Management Report (including the explanatory report on disclosures pursuant to §315 (4) German Commercial Code) for the 2011 financial year as well as the Report of the Supervisory Board

The Supervisory Board has already approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. Therefore, in accordance with the statutory provisions, a resolution is not provided for on this Agenda Item.

2.	Appropriation of distributable profit

Management Board and Supervisory Board propose that the distributable profit of €851,402,338.73 be used for the payment of a dividend of €0.75 per no par value share on the maximum of 929,499,640 no par value shares that are eligible for payment of a dividend and that the remaining amount of at least

€154,277,608.73 be carried forward to new account. Insofar as own shares exist on the day of the General Meeting, the proposed resolution will be modified to the effect that the correspondingly higher remaining amount be carried forward to new account on the basis of an unchanged dividend payment of €0.75 per no par value share.

3.	Ratification of the acts of management of the members of the Management Board for the 2011 financial year

Management Board and Supervisory Board propose that the acts of management be ratified.

4.	Ratification of the acts of management of the members of the Supervisory Board for the 2011 financial year

Management Board and Supervisory Board propose that the acts of management be ratified

5.	Election of the auditor for the 2012 financial year, interim accounts

The Supervisory Board, based on the recommendation of its Audit Committee, proposes the following resolution:

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin is appointed as the auditor of the Annual Financial Statements and as the auditor of the Consolidated Financial Statements for the 2012 financial year.

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§37w (5), §37y No. 2 Securities Trading Act) as of June 30, 2012, and the consolidated interim financial statements (§340i (4) German Commercial Code) prepared before the Ordinary General Meeting in 2013.

6.	Authorization to acquire own shares pursuant to §71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights

Management Board and Supervisory Board propose the following resolution:

a) The company is authorized to buy, on or before November 30, 2016, its own shares in a total volume of up to 10% of the share capital at the time the resolution is taken or – if the amount is lower – of the share capital at the time this authorization is exercised. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to §71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10% higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10% higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.

b) The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to §71 (1) No. 8 Stock Corporation Act on the stock exchange, by an offer to all shareholders or against contribution in kind with the exclusion of shareholders’ pre-emptive rights, for the purpose of acquiring companies or shareholdings in companies or other assets that serve to advance the company’s business operations. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized, with the exclusion of shareholders’ pre-emptive rights, to use such own shares to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board is authorized with the exclusion of shareholders’ pre-emptive rights to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of the company’s share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of §186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bond or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of Section 186 (3) sentence 4 Stock Corporation Act.

c) The Management Board is also authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

d) The presently existing authorization given by the General Meeting on May 26, 2011, and valid until November 30, 2015, to purchase own shares will be cancelled with effect from the time when the new authorization comes into force.

7.	Authorization to use derivatives within the framework of the purchase of own shares pursuant to §71 (1) No. 8 Stock Corporation Act

In supplementing the authorization to be resolved on under Item 6 of this Agenda to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act, the company is also to be authorized to acquire own shares with the use of derivatives.

Management Board and Supervisory Board propose the following resolution:

The purchase of shares subject to the authorization to acquire own shares to be resolved under Agenda Item 6 may be executed, apart from in the ways described there, with the use of put and call options or forward purchase contracts. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on November 30, 2016.

The purchase price to be paid per share upon exercise of the put options or upon the maturity of the forward purchase may not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs but taking into account the option premium received or paid. The call options may only be exercised if the purchase price to be paid does not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction price of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares. The rules specified under Item 6 of this Agenda apply to the sale and cancellation of shares acquired with the use of derivatives.

8.	Approval of the compensation system for the Management Board members

Through the Act on the Appropriateness of Management Board Compensation, which came into force on August 5, 2009, the possibility was created under §120 (4) Stock Corporation Act for the General Meeting to approve the system of compensation for the Management Board members. The General Meeting of Deutsche Bank AG on May 27, 2010, approved the compensation system for the Management Board. Since then, smaller adjustments have been made to the compensation system – not least, based on new requirements enacted for the banking sector. Now that the compensation system has been established practice for two years, the General Meeting should again have an opportunity to issue an opinion.

In the Compensation Report, which forms part of the documents on Item 1 of this year’s Agenda, the basis for determining the compensation of the Management Board members is described in detail for the 2011 financial year. These documents are available in the Internet under   www.deutsche-bank.com/general-meeting and will be sent to shareholders upon request.

Management Board and Supervisory Board propose that the system of compensation for the members of the Management Board be approved.

9.	Election to the Supervisory Board

With the conclusion of the General Meeting on May 31, 2012, Dr. Clemens Börsig, Mr. Maurice Lévy and Dr. Theo Siegert will be stepping down from the Supervisory Board of Deutsche Bank AG and will not be available for re-election, so that three new shareholder representatives are to be elected. Pursuant to §96 (1), §101 (1) Stock Corporation Act and §7 (1) sentence 1 No. 3 Act Concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees. In electing shareholder representatives, the General Meeting is not bound by election proposals.

The Supervisory Board now proposes that

1.	Dr. Paul Achleitner, member of the Board of Management of Allianz SE (until May 31, 2012), Munich

2.	Mr. Peter Löscher, Chairman of the Managing Board of Siemens AG, Munich, and

3.	Professor Dr. Klaus-Rüdiger Trützschler, member of the Managing Board of Haniel & Cie. GmbH (until April 30, 2012), Essen be elected to the Supervisory Board pursuant to §9 (1) sentence 2 of the Articles of Association for the period until the end of the General Meeting which resolves on the ratification of the acts of management for the 2016 financial year.

Mandates:

Dr. Achleitner is a member of the following supervisory boards to be formed by law:

Bayer AG,

Daimler AG,

RWE AG,

Allianz Asset Management AG (until May 31, 2012, Group mandate) and

Allianz Investment Management SE, Chairman (until May 31, 2012, Group mandate).

He is not a member of any other comparable supervisory bodies.

Mr. Löscher is a member of the following supervisory board to be formed by law:

Münchener Rückversicherungs-Gesellschaft AG.

Furthermore, he is a member of the following comparable supervisory body:

Board of TBG Limited, Malta (Thyssen-Bornemisza Group) (non-executive director).

Professor Dr. Trützschler is a member of the following supervisory boards to be formed by law:

Bilfinger Berger SE,

Sartorius AG,

Wuppermann AG, Chairman,

Zwiesel Kristallglas AG, Chairman,

Celesio AG (until May 16, 2012, Group mandate), and

Takkt AG, Chairman (Group mandate).

Furthermore, he is a member of the following comparable supervisory body:

Administrative Board of Wilh. Werhahn KG.

10.	Authorization to issue participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds (with the possibility of excluding pre-emptive rights), creation of conditional capital and amendment to the Articles of Association

Management Board and Supervisory Board propose the following resolution:

a) The Management Board is authorized to issue bearer or registered participatory notes, once or more than once, on or before April 30, 2017. The participatory notes must meet the requirements of the German Banking Act, which call for capital paid up to grant participatory rights to be attributable to the company’s liable capital. Participatory notes may come with bearer warrants or they can be linked to a conversion right for the bearer or creditor (hereinafter together: “Holders”). The option and/or conversion rights entitle or obligate Holders to buy shares of the company subject to the conditions of warrant-linked participatory rights and/or convertible participatory rights.

The Management Board is further authorized to issue bonds with warrants and/or convertible bonds with a fixed maturity of 20 years at the most or with a perpetual maturity, instead of or besides participatory notes, once or more than once, on or before April 30, 2017, and to grant the Holders of bonds with warrants and the Holders of convertible bonds option rights and conversion rights, respectively, to subscribe to new shares of the company subject to the conditions of bonds with warrants and of convertible bonds.

The total nominal amount of all participatory notes, bond with warrants and convertible bonds to be issued under this authorization shall not exceed a total value of €9 billion. Option rights and/or conversion rights may only be issued in respect of shares of the company with a proportionate amount of share capital of up to €230,400,000.

The participatory notes, bonds with warrants and convertible bonds (bonds with warrants and convertible bonds are also referred to together below as “Bonds” and together with participatory notes as “Rights”) may be issued in euro or in the official currency of an OECD member country, as long as the corresponding euro equivalent is not exceeded. Participatory notes, bonds with warrants and convertible bonds may also be issued by the company’s affiliated companies. In this case, the Management Board is authorized to assume on behalf of the company a guarantee for repayment of the bonds and to ensure that option and/or conversion rights are granted.

In case of the issue of participatory notes with warrants and/or bonds with warrants, one or more warrant(s) is/are attached to each participatory note and/or each Bond, entitling the Holder to subscribe to new shares of the company subject to the conditions of warrants to be determined by the Management Board. The proportionate amount of share capital for shares that may be subscribed for each Right shall not exceed the nominal amount of the participatory notes with warrants and/or the bonds with warrants.

In case of the issue of convertible participatory notes and/or convertible bonds, the Holders of the participatory notes and/or bonds receive the right or have the obligation to exchange their participatory notes and/or bonds for new shares of the company subject to the conditions of participatory rights and/or conditions of bonds. The proportionate amount of share capital for the shares to be issued upon conversion shall not exceed the nominal amount of the convertible participatory note and/or the convertible bond. The company may dispense with granting a conversion right to creditors if the Stock Corporation Act allows this at the time the authorization is utilized. The conditions of conversion may also establish an unconditional or conditional conversion obligation to convert at maturity or at some other point in time, which may be set based on a future event still unknown at the time of issue of the convertible participatory note or convertible bond, and may determine a different conversion price in the event of a conversion obligation than for the execution of a conversion right.

The conditions of participatory notes and/or the conditions of bonds may also stipulate whether and how the exchange ratio may be rounded to a full ratio, whether an additional amount is to be paid in cash or cash compensation is to be paid for broken amounts, and whether a certain date can be determined by which the conversion and/or option rights can or must be exercised.

The option and/or conversion price must not fall below 50% of the price of the Deutsche Bank share in Xetra trading (or in a comparable successor system) on the Frankfurt Stock Exchange. Decisive for this is the average closing price on the ten stock exchange trading days before the Management Board’s final decision to publish an offer for the subscription of bonds or on the company’s statement of acceptance following a public solicitation to tender subscription offers. In the event of pre-emptive rights trading, the days of the pre-emptive rights trading with the exception of the last two exchange trading days of the pre-emptive rights trading are decisive if the Management Board has not already determined the final option or conversion price before pre-emptive rights trading begins. §9 (1) and §199 (2) Stock Corporation Act continue to apply.

The conditions of options, participatory notes or bonds contain a dilution protection clause that may provide, without prejudice to §9 (1) and §199 (2) Stock Corporation Act, for the reduction of the option and/or conversion price through the payment of a corresponding amount in cash upon exercise of the conversion right or by reduction of the additional payment in case the company increases the share capital, issues further participatory notes, bonds with warrants or convertible bonds, or other option rights during the option or conversion period while granting its shareholders pre-emptive rights and

Holders of option and/or conversion rights are not granted pre-emptive rights on the scale to which they would be entitled after exercise of the option and/or conversion right. The conditions may also provide for an adjustment of the option and/or conversion right for the event of a capital reduction.

The conditions of participatory notes and/or the conditions of bonds may determine that, in case of the exercise of the option and/or conversion right, own shares of the company may also be granted. Furthermore, the possibility may also be created that the company, upon exercise of the option and/or conversion right, shall pay the equivalent in cash, which, subject to the conditions of participatory rights and/or conditions of bonds, corresponds to the average price of the Deutsche Bank share in the closing auction in Xetra trading (or a corresponding price-fixing in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange on at least two consecutive trading days during a period of up to ten trading days after the declaration of conversion and/or exercise of the option.

In the case of the issue of Rights, shareholders are in principle entitled to the statutory pre-emptive right. The Management Board is, however, authorized, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights insofar as the issue price is not substantially lower than the theoretical market value of the participatory notes, bonds with warrants or convertible bonds established using recognized actuarial methods. However, the total number of shares to be issued on the basis of participatory rights and bonds under this authorization in accordance with §186 (3) sentence 4 Stock Corporation Act (with exclusion of pre-emptive rights against cash payments) together with other shares already issued or sold pursuant to or in accordance with this statutory regulation during the validity of this authorization shall not exceed 10% of the share capital at the time this authorization becomes effective or – if that amount is lower – at the time this authorization is exercised.

To the extent the Management Board makes no use of this possibility, it is authorized, with the consent of the Supervisory Board, to exclude broken amounts arising as a result of the subscription ratio from shareholders’ pre-emptive rights and also to exclude pre-emptive rights to the extent necessary to grant the Holders of option or conversion rights and/or the Holders of convertible bonds and/or convertible participatory notes with a conversion obligation pre-emptive rights on the scale to which they would be entitled after exercise of the option or conversion rights and/or after fulfilling the conversion obligation.

The Rights may also be taken up by banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).

The Management Board is authorized to determine, with the consent of the Supervisory Board, further details concerning the issuance and features of the issue, in particular, the volume, timing, interest rate, issue price and maturity (which may also be perpetual), or to do so in consultation with the executive and non-executive management bodies of the company in which the bank has a shareholding floating the issue.

b)	Conditional capital

The share capital is conditionally increased by up to €230,400,000 through the issue of up to 90,000,000 new registered no par value shares. The conditional capital increase serves to grant rights to Holders of participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds issued on or before April 30, 2017, in accordance with the authorization set out above under a) by the company or by one of its affiliated companies. The new shares are issued at the conversion and/or option prices calculated in each case in accordance with a). The conditional capital increase can only be carried out to the extent to which these rights are exercised or Holders with an obligation to convert fulfil their conversion obligations. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.

c)	Amendment to the Articles of Association

The following new paragraph (8) is inserted in § 4:

“(8) The share capital is conditionally increased by up to €230,400,000 through the issue of up to 90,000,000 new registered no par value shares. The conditional capital increase can only be carried out insofar as

a)	the holders of conversion rights or option rights that are linked with participatory notes or convertible bonds or bonds with warrants to be issued on or before April 30, 2017, by the company or its affiliated companies, based on the authorization granted to the Management Board by resolution of the General Meeting on May 31, 2012, make use of their conversion or option rights, or

b)	the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2017, by the company and/or its affiliated companies, based on the authorization specified above, fulfil their obligation to convert.

The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.”

Ad Items 6 and 7:

Report of the Management Board to the General Meeting pursuant to §71 (1) No. 8 in conjunction with §186 (4) Stock Corporation Act

Under Item 6 of the Agenda, the company is to be authorized to purchase its own shares; Item 7 of the Agenda regulates the possibility of purchasing own shares by using derivatives. The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. As shown by the specific limitation to 5% of the share capital, it is only intended to supplement the range of instruments available for share buybacks and to extend the possibilities for their use. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that this form of purchase takes account of the principle of equal treatment of shareholders. As a rule, the maturity of the options will not exceed 18 months. In connection with share-based remuneration components, which must be granted as deferred compensation over a multiple year period and are to be subject to forfeiture pursuant to the regulations applicable to banks for their management board and executive management members, the use of call options with longer maturities is to be made possible to establish offsetting positions. Under this authorization, Deutsche Bank AG will only acquire such longer-term options on shares corresponding to a volume of no more than 2% of the share capital.

Under Item 6 of the Agenda, the company is also to be authorized to resell purchased shares. The possibility of reselling own shares enables them to be used for the renewed procurement of capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution also provides that the own shares are at the company’s disposal to be offered as consideration for the acquisition of companies, shareholdings in companies or other assets that serve to advance the company’s business operations subject to the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully, on both national and international markets, to advantageous offers or any other opportunities to acquire companies, shareholdings in companies or other assets. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that fact.

Over and above this, the authorization makes it possible, in case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favour of holders of convertible bonds, convertible participatory rights and warrants. The background to this is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees of the company or its affiliated companies or to service option rights granted to employees and members of the executive and non-executive management bodies of the company or its affiliated companies. For these purposes, the company disposes, to some extent, over authorized and conditional capital and/or creates such capital, as the case may be, together with the respective authorization. In part the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases in which purchase rights or obligations relating to the company’s shares are granted to employees or members of the executive and non-executive management bodies of the company or its affiliated companies as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. A corresponding exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to §186 (3) sentence 4 Stock Corporation Act with respect to the re-sale of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favourable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue price and thus to strengthen capital and reserves to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that pursuant to it, based on §186 (3) sentence 4 Stock Corporation Act, shares may only be sold with the exclusion of shareholders’ pre-emptive rights up to the maximum limit specified therein of 10% of the share capital to the extent shares have not already been issued or sold with the exclusion of pre-emptive rights during its validity, in direct or analogous application of §186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option or conversion rights that were granted from bonds or participatory rights issued with the exclusion of pre-emptive rights in corresponding application of §186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.

Ad Item 10:

Report of the Management Board to the General Meeting pursuant to §221 (4) in conjunction with §186 (4) Stock Corporation Act

The availability of appropriate equity capital and/or funding is the basis for the company’s business development. The German Banking Act requires banks to have an adequate level of capital funding. As part of the new equity capital rules (“Basel 3”) approved by the Basel Committee on Banking Supervision in December 2010, the requirements are to be set out in a regulation of the

European Union and supplemented by the German Banking Act. Here a distinction is made essentially between core capital and supplementary capital. Core capital comprises share capital and reserves and, under certain circumstances, capital instruments in the form of convertible bonds subject to an obligation to convert that will be attributed in the future to additional core capital. Supplementary capital includes liabilities entered into as subordinated term debt. Depending on their conditions, participatory rights are attributed to supplementary or (additional) core capital. The Basel 3 rules provide, among other things, that capital adequacy requirements are to be fulfilled predominantly through so-called hard core capital (share capital and reserves). Even though the company has adequate capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital funding at any time and in accordance with the market situation at the given time or to react to additional, including temporary, capital requirements of the regulatory authorities, for example, within the framework of bank stress tests.

The authorization requested under Item 10 is intended to give the company a new broad basis for the issue of warrant-linked participatory rights, convertible participatory rights, bonds with warrants or convertible bonds, enabling the flexible use of these instruments at any time. The possibility to also make convertible participatory rights and convertible bonds subject to a conversion obligation in certain cases broadens the scope for employing financial instruments of this kind. Such a conversion obligation can arise when the continued existence of the company is no longer ensured or when certain capital ratios go below defined levels or if regulatory authorities order the conversion. The lower limit of the option or conversion price to 50% serves to limit the disadvantages of a conversion obligation, which the holder suffers only upon a significant deterioration of the company’s capital funding, without this leading to an inappropriate dilution for shareholders.

The company should be able to access the German or international capital markets, depending on the market situation, possibly through its Group companies, to issue bonds in euros as well as in the official currency of an OECD country.

In principle, shareholders are entitled to pre-emptive rights. However, this entitlement may be excluded with the consent of the Supervisory Board, provided the shares are issued at prices not substantially below the theoretical market value. The possibility of excluding pre-emptive rights gives the company the flexibility to react quickly to any favourable stock market situations that may arise, which would otherwise not be the case considering the necessary lead time and subscription period of at least two weeks for capital increases with pre-emptive rights. This also plays a very big role for the debt capital instruments focused on here with a mandatory conversion risk in today’s exceptionally volatile capital markets.

For the exclusion of pre-emptive rights upon the issue of convertible bonds or bonds with warrants, pursuant to §221 (4) sentence 2 Stock Corporation Act, the provisions of §186 (3) sentence 4 Stock Corporation Act apply analogously, according to which pre-emptive rights can be excluded “if the capital increase against cash payments does not exceed ten percent of the share capital and the issue price is not significantly lower than the quoted price of the shares.” The authorization ensures that the maximum limit is observed for exclusions of pre-emptive rights as specified in §186 (3) sentence 4 Stock Corporation Act. Convertible bonds, bonds with warrants, convertible participatory rights or warrant-linked participatory rights may only be issued with the exclusion of shareholders’ pre-emptive rights based on §186 (3) sentence 4 Stock Corporation Act to the extent that the maximum limit of 10% of the share capital has not already been expended during the validity of this authorization through the issue or sale of shares with the exclusion of pre-emptive rights in direct or analogous application of §186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this are shares that are to be issued to service option or conversion rights that were based on bonds or participatory rights issued with the exclusion of pre-emptive rights in corresponding application of §186 (3) sentence 4 Stock Corporation Act during the validity of this authorization.

It also follows from §186 (3) sentence 4 Stock Corporation Act that the issue price must not be substantially below the market price. This is intended to ensure that the value of a shareholder’s share is not substantially diluted (price mark-down). Whether or not such a dilution effect has arisen can be mathematically calculated by comparing the arithmetic market value of a bond issue with the issue price. In determining the price in line with the capital market situation at any given time, the Management Board will keep any mark-down on the stock market price as low as possible. Thus the arithmetic market value of a pre-emptive right will fall to nearly zero, thereby ensuring that no appreciable economic damage arises for shareholders through the exclusion of pre-emptive rights. They also have the possibility of maintaining their share in the company’s share capital, for instance, by acquiring the necessary shares on the stock exchange.

Apart from this, the envisaged exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts and facilitates the execution of the capital transaction. The exclusion of pre-emptive rights in favour of holders or creditors of option rights or convertible rights, or convertible participatory rights and convertible bonds subject to a conversion obligation, has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders or creditors of existing option rights or convertible participatory rights and/or convertible bonds (possibly subject to conversion obligations) in accordance with the respective conditions of options and conversion.

The conditional capital (€230,400,000) is needed to fulfil the option rights, conversion rights and/or conversion obligations for Deutsche Bank shares related to participatory notes, bonds with warrants and convertible bonds.

Total number of shares and voting rights

The company’s share capital at the time of convocation of this General Meeting amounts to €2,379,519,078.40 and is divided up into 929,499,640 registered (no par value) shares with eligibility to vote at and participate in the General Meeting. At the time of convocation of this General Meeting, 6,848,319 of these no par value shares consist of own shares held in treasury, which do not grant any rights to the company.

Participation in the General Meeting and exercise of voting rights

Pursuant to §17 of the Articles of Association, shareholders who are entered in the share register and have given notice in due time to the company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notification must be received by the company by no later than May 25, 2012, either electronically using the company’s password-protected Internet portal as specified in the letter to registered shareholders   www.deutsche-bank.com/general-meeting or in writing to the domicile of the company in Frankfurt am Main or to the following address:

Deutsche Bank Aktiengesellschaft

Aktionaersservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@rsgmbh.com

Pursuant to §67 (2) sentence 1 Stock Corporation Act, only those who are listed in the share register are considered shareholders of the company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate as well as the number of votes the authorized participant is entitled to. For technical processing reasons, however, no changes to the share register will be carried out (“registration stop”) between the end of May 29, 2012, and the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on May 29, 2012. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the company after May 29, 2012, however, cannot de facto exercise the rights to participate and vote on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, participation and voting rights are retained by the shareholder entered in the share register until the change of registration. All buyers of the company’s shares who are not yet registered in the share register are therefore requested to submit change of registration requests in due time.

Exercise of voting rights by authorized representatives

Shareholders registered in the share register may also have their voting rights exercised by an authorized representative (proxy). The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to a bank, or an institution or company with an equivalent status pursuant to §135 (10) Stock Corporation Act in conjunction with §125 (5) Stock Corporation Act, nor to a shareholders’ association or another person with an equivalent status pursuant to §135 (8) Stock Corporation Act.

Powers of attorney can also be issued and revoked until May 31, 2012, 12 noon, electronically using the password-protected Internet portal   www.deutsche-bank.com/general-meeting.

Proof of the proxy authorization vis-à-vis the company can also be sent electronically to the following e-mail address: deutschebank.hv@rsgmbh.com

For powers of attorney to exercise voting rights that are issued to banks, to institutions or companies with an equivalent status pursuant to §135 (10) Stock Corporation Act in conjunction with §125 (5) Stock Corporation Act, and to shareholders’ associations or other persons with an equivalent status pursuant to §135 (8) Stock Corporation Act, the text form is not required by law, nor by the Articles of Association. The recipients of such powers of attorney determine their own formal requirements as necessary.

The company also offers its shareholders the possibility of being represented by company employees appointed by the company as proxies to exercise shareholders’ voting rights at the General Meeting. These company proxies will only vote in accordance with the instructions issued to them. The power of attorney and instructions can be submitted in writing to the following address:

Deutsche Bank Aktiengesellschaft

Aktionaersservice

Postfach 14 60

61365 Friedrichsdorf

Germany

Furthermore, there is also the possibility to issue the power of attorney and instructions to the company employees appointed as proxies by May 31, 2012, 12 noon, electronically using the password-protected Internet portal   www.deutsche-bank.com/general-meeting.

Details on how to issue a power of attorney and instructions through the Internet are given in the documents sent to the shareholders.

Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.

Submitting absentee votes

Again this year, shareholders listed in the share register can submit their votes – without participating in the General Meeting – through absentee voting. Registration in due time is indispensible for this form of voting, too.

Votes submitted within the framework of absentee voting must be received by the company in writing or using electronic communication before the registration period expires, i.e. at the latest by May 25, 2012. For absentee voting in writing, please use the personalized registration form that is sent to you with the invitation and return it to the following address:

Deutsche Bank Aktiengesellschaft

Aktionaersservice

Postfach 14 60

61365 Friedrichsdorf

Germany

Furthermore, you can participate in absentee voting using the password-protected Internet service for the General Meeting; in this case, the deadline specified above also applies.

After May 25, 2012, you will no longer be able to select absentee voting. This also applies if you have previously requested an admission card or issued a power of attorney to a third party or a company proxy. After this date, a change of votes cast in the absentee ballot is only possible using the password-protected Internet portal and only for the absentee voters who submitted their absentee votes using the password-protected Internet portal. This possibility of changing votes ends on the day of the General Meeting at 12 noon. The possibility to participate in the General Meeting in revoking the absentee ballot remains unaffected.

Furthermore, authorized banks, institutions or companies with an equivalent status pursuant to §135 (10) Stock Corporation Act in conjunction with §125 (5) Stock Corporation Act as well as shareholders’ associations or other persons with an equivalent status pursuant to §135 (8) Stock Corporation Act may also make use of absentee voting pursuant to the rules described above and in observing the specified deadlines.

Requesting documents for the General Meeting

Documents for the General Meeting, in particular the documents for Item 1 of the Agenda, can be requested from the following address:

Deutsche Bank Aktiengesellschaft

Corporate Secretariat

60262 Frankfurt am Main

Germany

e-mail: corporate.secretariat@db.com

Telefax: +49 69 910 85560

Documents for and additional information concerning the General Meeting are also accessible through the Internet at www.deutsche-bank.com/general-meeting. Furthermore, these documents will be available at the General Meeting and – if necessary – will be explained in more detail.

Requests for additions to the Agenda pursuant to § 122 (2) Stock Corporation Act

Shareholders whose aggregate shareholdings represent 5% of the share capital or the proportionate amount of €500,000 may request that items be placed on the

Agenda and published. The request must be addressed in writing to the Management Board of the company and received by the company at the latest on Monday, April 30, 2012. Please send such requests to the following address:

Deutsche Bank Aktiengesellschaft

Management Board

60262 Frankfurt am Main

Germany

Each new item of the Agenda must also include a reason or a resolution proposal. A shareholder making such a request must prove that he/she has owned his/her shares for at least three months before the day of the General Meeting (i.e. at the latest since February 29, 2012, 12 midnight). The provisions of §70 Stock Corporation Act must be observed in determining the ownership period.

The publication and forwarding of requests for additions are carried out in the same way as in the convocation.

Shareholders’ counterproposals and election proposals pursuant to § 126 (1), § 127 Stock Corporation Act

The company’s shareholders may submit counterproposals to the proposals of the Management Board and/or Supervisory Board on specific Agenda Items as well as election proposals for the election of the auditor. Such proposals (with their reasons) and election proposals are to be sent solely to:

Deutsche Bank Aktiengesellschaft

Corporate Secretariat

60262 Frankfurt am Main

Germany

e-mail: corporate.secretariat@db.com

Telefax: +49 69 910 85560

Counterproposals or election proposals that are addressed differently will not be considered. Counterproposals must stipulate a reason; this does not apply to election proposals.

Shareholders’ counterproposals and election proposals that are properly received by the company at the address specified above by Wednesday, May 16, 2012, at the latest, will be made accessible through the Internet website:

www.deutsche-bank.com/general-meeting

along with the name of the shareholder and, in the case of counterproposals, the reason as well as any comments by management.

The company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to §126 (2) Stock Corporation Act exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person. The reason for a counterproposal need not be made accessible if its total length is more than 5,000 characters.

Notice is given that counterproposals and election proposals, even if they have been submitted to the company in advance in due time, will only be considered at the General Meeting if they are submitted/put forward verbally there. The right of every shareholder to put forward counterproposals on the various Agenda Items or election proposals even without a previous submission to the company remains unchanged.

Right to obtain information pursuant to § 131 (1) Stock Corporation Act

At the General Meeting, every shareholder may request information from the Management Board about company matters insofar as the information is required for a proper evaluation of the relevant matter on the Agenda (cf. §131 (1) Stock Corporation Act). The duty to provide information covers the company’s legal and business relations with affiliated companies as well as the position of Deutsche Bank Group and of the companies included in the Consolidated Financial Statements of Deutsche Bank AG. In principle, requests for information are to be put forward at the General Meeting verbally.

The Management Board may refrain from answering individual questions for the reasons specified in §131 (3) Stock Corporation Act, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the company or an affiliated company. Pursuant to the Articles of Association, the Chairman of the General Meeting, over the course of the General Meeting, may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers (cf. §19 (2) sentence 2 of the Articles of Association).

Additional information

Additional information on shareholders’ rights pursuant to § 122 (2), § 126 (1), § 127, § 131 (1) Stock Corporation Act can be found on the company’s Internet website at www.deutsche-bank.com/general-meeting.

Notice on the company’s Internet website

Information pursuant to § 124a Stock Corporation Act on this year’s Ordinary General Meeting are accessible on the company’s Internet website at www.deutsche-bank.com/general-meeting.

Frankfurt am Main, April 2012

Deutsche Bank Aktiengesellschaft

The Management Board

Additional information on Item 09 – Election to the Supervisory Board

Dr. Paul Achleitner

Residence:	Munich

Member of the Management Board of Allianz SE (until May 31, 2012)

Personal information

Year of birth:	1956

Nationality:	Austrian

Career

2000–2012	Member of the Management Board, Allianz SE (formely Allianz AG)

1994–1999	Chairman (and Partner, Goldman Sachs Group), Goldman Sachs&Co. OHG, Frankfurt

1989–1994	Executive Director, Investment Banking, Goldman Sachs International, London

1988–1989	Vice President, Mergers&Acquisitions, Goldman Sachs&Co., New York

1984–1988	Manager, strategy consulting, Bain&Co., Boston

Education

Harvard Business School, ISP

First degree and doctorate for Business Administration, Economics, Law and Social Sciences, University of St. Gallen

Memberships in statutory supervisory boards in Germany

Bayer AG

Daimler AG

RWE AG

Allianz Global Investors AG (until May 31, 2012, Group mandate)

Allianz Investment Management SE, Vorsitzender (until May 31, 2012, Group mandate)

Peter Löscher

Residence:	Munich

Chairman of the Management Board of Siemens AG

Personal information

Year of birth:	1957

Nationality:	Austrian

Career

since 2007	Chairman of the Management Board, Siemens AG

2006	President of Global Human Health, Merck&Co., Inc.

2004	General Electric Company (GE)

– President and CEO, GE Healthcare Bio-Sciences, GE Healthcare, UK

– Member of the Executive Board

2002	Amersham plc, UK (acquired by General Electric)

– President Amersham Health and Member, Board of Directors, UK

– Chief Operating Officer and Member, Board of Directors, UK

2000	Chairman, President and CEO, Aventis Pharma Ltd., Japan

1988	Various management positions in Spain, the USA, Germany, the UK and Japan, Hoechst Group (merged with Rhone Poulenc Rohrer)

1985	Senior Management Consultant, Kienbaum und Partner

Education

Harvard Business School, Advanced Management Program

MBA, Vienna University of Economics and Business

Studied economics at Vienna University of Economics and Business and at the Chinese University of Hong Kong

Memberships in statutory supervisory boards in Germany

Münchener Rückversicherungs-Gesellschaft AG

Memberships in comparable boards

TBG Limited (Thyssen Bornemisza Group)

Prof. Dr. Klaus Rüdiger Trützschler

Residence:	Essen

Member of the Management Board of Franz Haniel&Cie. GmbH (until April 30, 2012)

Personal information

Year of Birth:	1948

Nationality:	German

Career

2000–2012	Member of the Management Board, Franz Haniel&Cie. GmbH, with varying responsibilities including Controlling, Financial Accounting, Tax, Finance, Audit, Legal, and General Administration

1997–2000	Member of the Management Board, RAG Aktiengesellschaft

1995–1997	Chief Representative and Head of Corporate Development, RAG Aktiengesellschaft

1992–1995	Rütgerswerke AG, last position member of the Management Board

1977–1992	positions inside RAG Group

Education and teaching activity

2008	appointed Honorary Professor

2003	Teaching at Westfälische Wilhelms-Universität Münster (Subsidiary Controlling)

1984	Doctorate in Political Science (Dr. rer. pol.), extra occupational, at Technische Universität Munich,
1974–1976	work science and economy postgratuate studies at Rheinisch-Westfälische Technische Hochschule Aachen and at Technische Universität Munich, University degree in business mathematics

1969-1974	studies of mathematics in Würzburg, Freiburg and Bonn University degree in mathematics

Memberships in statutory supervisory boards in Germany

Celesio AG (Group mandate) (until May 16, 2012)

TAKKT AG (Group mandate) (Chairman)

Bilfinger Berger AG

Sartorius AG

Wuppermann AG (Chairman)

Zwiesel Kristallglas AG (Chairman)

Memberships in comparable boards

Wilh. Werhahn KG